

Mail Stop 3720

August 24, 2006

Via U.S. Mail
Mr. Rick J. Filippelli
Vice President, Finance, Chief Financial Officer
300 Atrium Drive
Somerset NJ 08873

   RE: **TeamStaff, Inc**
       Form 10-K for Fiscal Year Ended September 30, 2005
       Filed December 21, 2005

       Forms 10-Q for Fiscal Quarters Ended December 31, 2005, March 31,
       2006, and June 30, 2006
       File No. 0-18492

Dear Mr. Filippelli:

  We have reviewed your supplemental response letter dated August 8, 2006 as well as your filing and have the following comments. As noted in our comment letter dated July 11, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

1. We note your response to prior comment 6 with respect to your RS Staffing acquisition. We note that you decided not to break out the trade name separately and included it instead in the calculation of goodwill, since the trade name is not amortizable. Your accounting does not appear to comply with paragraphs 37 and 39 of SFAS 141. Please note that the accounting for and impairment testing for an intangible asset not subject to amortization, such as your trade name, is different from the accounting for goodwill. Refer to paragraphs 16-17 of SFAS 142. Please revise.

2. Refer to your response to our prior comment number 7. In future filings, enhance your MD&A discussion of the realizability of deferred tax assets by including a description of the factors used to reach such a conclusion similar to that provided in your response.

* * * *

  Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Nicole Holden Staff Accountant, at

(202) 551-3374 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: James Huston, counsel
        Cheryl Presuto, Controller